Mail Stop 3561

March 27, 2007

Ronald S. Tucker, President
RX Healthcare Systems, Ltd.
3631 East 7th Avenue Parkway
Denver, CO 80206

Re: RX Healthcare Systems, Ltd.
        Offering Statement on Form 1-A (Amendment No.1)
        Filed March 21, 2007
        File No. 24-10172

Dear Mr. Tucker:

        We have made a preliminary reading of the amended Offering Statement filed
March 14, 2007. We continue to believe RX Healthcare does not have a specific
business plan or purpose and is ineligible to conduct a Regulation A offering. Please
revise your offering circular to disclose a specific business plan or withdraw the Form 1-
A offering statement and file a registration statement complying with Rule 419 of
Regulation C, as previously requested. As RX Healthcare does not appear to qualify to
conduct a Regulation A offering, we have not reviewed the remaining responses to our
prior comments or the other revised disclosures in your filing.

****

        As long as it remains in its current form, we will not recommend acceleration of the
qualification date of the offering statement. Also note that should the offering statement
qualify in its present form, we would be required to consider what recommendation, if any,
we should make to the Commission.   We suggest that you consider submitting a substantive
amendment to correct the deficiencies or a request for withdrawal of the filing.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing.   Feel free to call me at (202) 551-3790 or Goldie B. Walker at
(202) 551-3234 with any questions. We look forward to working with you to address
these concerns.

Sincerely,

John D. Reynolds
Assistant Director
Office of Emerging Growth Companies

cc: Malcolm D. Crawford
      3631 East 7th Avenue Parkway
      Denver, CO 80206